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Free Writing Prospectus

Van Eck Merk Gold Trust

The Weekend Show

0001546652

Pursuant to 433/164

333-180868

Weekend Show

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Announcer: Your weekly fix on finance and investing, this is "The Korelin Economics Report."

Al Korelin:  Hey welcome back, we're chatting with Axel Merk again, one thing we're going to talk about right now to begin with is we're going to talk about gold later in this segment, but what we're going to talk about first is what the United States needs to do to sustain itself. Being Chicken Little, always wearing a tin foil hat or whatever when you go outside, doesn't make any sense.

A change has to be made, and the change that has to be made in the United States that I personally am looking for is an increase in productivity. That ain't happening right now, is it Axel?

Axel Merk:  Unfortunately not, and the proof of that is in the bond market. The bond market would show higher rates if people were looking to get higher returns on investment, if they were investing in things. That's just a symptom on it. In my view, we have too much regulation, the tax code is too complicated, things that are wellknown. Then some people say that we've always had that issue.

No we haven't to the extent that we have, we see it in our own business, and we see it in many other businesses, be that healthcare, be that finance, or energy. The other item is of course we need to make our deficit sustainable. They are linked, and they are passed forward, and unfortunately I currently don't see a trend in the right direction, though.

Al: Now Axel, getting to this productivity topic, do you think the US needs to get back to it's manufacturing roots or are there other avenues out there to increase productivity?

Axel: What you need to do is you need to empower the people. That sounds very fancy, but one of the ways you empower people is you reward them. You don't need, when the

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predecessors of the Bundesbank, the Reichsbank, they said, "We don't need low interest rates, we need the appropriate interest rates." Meaning you need to price credit properly so that risk gets rewarded or punished as it should be.

That means the Fed needs to get out of the way. If we let the market do its thing, we can get back on the right track, but if we keep subsidizing the oil businesses, capital cannot be freed up to invest in productive items.

Al: Mark talked a little bit about the insurance that gold provides. First of all, tell us a little bit about your product, your gold product, and how it's doing.

Axel: We have an exchangetraded fund that competes with the other major physical gold projects, it's called the Van Eck Merk Gold Trust, the symbol is OUNZ, we call it Ounce. Like the other gold trusts, we store London bars in London, the price of Ounce is following the price of gold, but the primary objective of that fund is to invest in gold and to allow investors to take delivery of that gold.

Any investor, including the retail investor, may request that they get their gold delivered, and because most people really don't want a London bar, we allow an exchange into other coins. So if you want to have some coins delivered to your home and you have it. Most people don't take delivery, we have people take delivery, it's not just a theoretical feature. Most people like that option, they like that it's available, and the process is very straightforward, it takes a good week to 10 days to get gold delivered.

Al: Axel, let's talk about some of the investors who have been coming into your fund, because as we all know, the gold price has done quite well this year, especially in the first month of this year. Since it's been moving sideways, but we have seen interest come back into the gold sector, what type of investors are you seeing that are coming in to your fund?

Axel: Ounce was the gold ETF last year that gained assets, they only physical golf ETF, all the other ones were losing assets. The reason we believe that was the case was the differentiation was unique, by the way I forgot to mention, taking delivery of the gold itself is not a taxable event. If you have appreciated shares of Ounce you can take delivery, it's not a taxable event. Only once you sell the coins then you might have to pay taxes if you have a gain.

What we've seen since the beginning of the year is a broadening of interest. That's nothing new, anybody who's been following the market has seen that. Obviously the early adopters, gold buyers, they've always been interested in these sort of products, but what we see is that investors are looking at this and related products for diversification. Gold historically has a near zero correlation to equities, and so anybody who's concerned about equity valuations, interest, and these things, you have some folks in there who are interested in the technical.

They like the technical picture of gold. People talk about gold again, it used to be for a few years now that people don't want to talk about gold, but gold doesn't change, and gold is something investors should look at for diversification. But people are getting very

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emotional about gold, and now it's OK again to look at gold, we happen to think it's always OK to look at it, and yes it may be very appropriate to have an allocation to it.

Al: Well I think it is appropriate, personally, this is only my opinion, and folks don't think this as being investment advice.

We talk a lot about the precious metals on this program, and the reason we do is that Cory and I, and Doc, and the rest of the folks believe very strongly that diversification is a very prudent way to invest, number one, and that gold probably represents in our opinion, maybe not in your opinions, certainly in our opinions, gold does represent the asset of last resort. Now in terms of delivery, Axel, you mentioned coins, boullion, etc., so people can take delivery in any form that the want, is that correct?

Axel: A couple things. The first of all the reason it's the last resort asset is because it's the one asset that doesn't have counterparty risk. Greenspan has pointed that out by the way as well. With regard to taking delivery, investors can request delivery of anything the IRS considers equivalent to a London bar, which means anything that doesn't have a collectible value, socalled numismatic value, which means just about any of the common coins.

The only coin we cannot deliver because of the South African Krugerrand, because the gold content is too low. Technically 95 percent purity or to be considered legal tender. American gold eagles, which has a lower purity, for example, that's also OK. Anything really that doesn't have collectible value is something that investors can request.

Corey: Axel let's wrap this up by getting your opinion on why you think the gold price has performed better this year than it has at least in the first four months than any of the last five years? Is it because people have more of a risk off attitude, are they worried about the markets? Is it because they're realizing inflation is not picking up, so really the cost of holding gold is not a downside anymore? What are some of the key factors in your eyes?

Axel: I believe the two factors are on is correlation, and one is the interest rate expectation. On the market, now people start to be concerned, they want to preserve the capital they've made in recent years and you want to have something that is not correlated to the equity markets. It's very difficult when just about everything is inflated, and gold is something that people look at.

On the inflation or the interest rate side, as Janet Yellen has moved from being this hawk when after Bernanke wanted to wrap up this legacy, saying we're going to have this exit now. Now in my view it's becoming clear that the Fed will not want to raise a real interest rate, meaning those net of inflation, substantially. That makes gold far more competitive.

If I look out 10 years from now, I don't see how we can afford positive real interest rates in the US or Europe and Japan, and I believe an increasing number of investors tend to agree and those are some of the reasons why investors are increasing, they're looking at gold again.

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Al: I agree with what you're saying, but they're also looking at gold because an awful lot of the pundits are quoting an analyst back on the east coast, he's looking for a drop in the Dow in 2016 of 80 percent, now that seems a little bit on the high side. However, having said that, the general opinion among the pundits is that the Dow probably within the next, I wouldn't say this year, but possibly during the next couple years could be headed for a fall. Last opinion, real quick on that one, agree or disagree, Axel?

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Axel: I'm not quite in the camp that think the Dow is going to go down 80 percent, I think that might be a bit excessive. But I do think that in a best case scenario we'll have flatish markets in the years to come, with a substantial risk to the downside. Again, it's about diversification, investors are overexposed to equities, and they'll have to sell in my view. So gold again is one of the things that investors are going to look at to diversify.

Announcer: To find out more about today's guest visit us on the Web at www. kereport.com, you're listening to the Korelin Economics Report. We'll be back in a moment.

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The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.